                                                               Daniel K. Donahue
                                                                  (949) 623-3518
                                                       ddonahue@prestongates.com


                                 August 16, 2006


Mr. Gary Todd
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549-6010

         Re:      CPC of America, Inc.
                  Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005
                  File No. 000-24053

Dear Mr. Todd:

         This firm represents CPC of America, Inc. ("Company") and we are writing in response to the staff's letter dated July 28, 2006 to Mr. Rod A. Shipman, President and Chief Executive Officer of the Company. We are providing this letter concurrently with the Company's filing of an Amendment No. 3 ("Amendment No. 3") to its 2005 Annual Report on Form 10-K/A ("2005 Form 10-K/A"). On behalf of the Company, we provide below the Company's responses to the staff's letter of July 28, 2006 numbered in the order in which your comments were provided.

         1. We have revised Item 1.B appropriately.

         2. The Company has provided responsive disclosure in the first and second paragraphs on page 12 of the 2005 Form 10-K/A.

         3. The Company has provided the requested table on page 12 of the 2005 Form 10-K/A.

         4. The Company has provided responsive disclosure in the fourth paragraph on page 12 of the 2005 Form 10-K/A.

         5. The Company has provided responsive disclosure in the last paragraph on page 12 and the first paragraph on page 13 of the 2005 Form 10-K/A.

Mr. Gary Todd
Securities and Exchange Commission
August 16, 2006
Page 2


         6. In February 2006, the Company reviewed the MedClose patent for impairment in accordance with FAS 144 by applying the recognition and measurement provisions in paragraphs 7-24 of that statement. The Company developed a cash flow analysis for the MedClose products being developed based on the patented technology. Based on the cash flow analysis, the Company believes that the full carrying value of the patent at December 31, 2005 is recoverable.

         7. On behalf of the Company, please be advised that the investing activity "increase in cash surrender value of life insurance" is a cash disbursement.

         8. The Company granted 4,000,000 options in April 1998 with an exercise price of $2.50 that contained a net-spread exercise provision. However, the effective date for FIN44, which explained that variable accounting is necessary for these types of options, was after that date. Therefore, the Company does not believe that variable accounting applies to this situation.

         9. The requested disclosure has been provided in the third paragraph on page 16 of the 2005 Form 10-K/A.

         10. The Company has provided responsive disclosure in the third paragraph on page 16 of the 2005 Form 10-K/A.

         11. On behalf of the Company, please be advised that only 400,000 options remain unvested at December 31, 2005 and 200,000 of those vested in the second quarter of 2006. There have been no additional grants in 2006 and the Company expects no options to expire. The Company has included as compensation expense the value of the unvested options beginning January 1, 2006. As part of its quarterly close process, management completes a disclosure checklist and based on the questions in that checklist, management believes that all relevant disclosures have been presented. In addition, management reviewed the specific disclosure referenced in FAS123R and concluded that the Company's disclosure is complete.

         The Company has endeavored to fully respond to the staff's comments set forth in its July 28th letter. On behalf of the Company, please be advised that the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gary Todd
Securities and Exchange Commission
August 16, 2006
Page 3



         Thank you in advance for your review of the enclosed. Please contact the undersigned at (949) 623-3518 if you have any questions.

                                             Very truly yours,

                                             PRESTON GATES & ELLIS LLP



                                             /s/ Daniel K. Donahue

DD/df
cc:      CPC of America, Inc.
         Cacciamatta Accountancy Corporation